UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-32729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Potlatch Forest Products Corporation Savings Plan for Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potlatch Corporation

601 West Riverside Avenue, Suite 1100

Spokane, Washington 99201

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN FOR

HOURLY EMPLOYEES

Financial Statements and Supplemental Schedules

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Report of Independent Registered Public Accounting Firm

Potlatch Forest Products Corporation, Plan Administrator

Potlatch Forest Products Corporation Savings Plan

for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of Potlatch Forest Products Corporation Savings Plan for Hourly Employees (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) and supplemental schedule H, line 4j – schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

As further described in note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

By	/S/ KPMG LLP

Portland, Oregon June 5, 2007

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Cash and cash equivalents	$42,996	$16,152

Investments, at fair value (note 2):
Shares in registered investment companies:
Lord Abbett Mid-Cap Value Fund	6,593,415	5,810,472
Artisan Mid-Cap Fund	5,252,121	4,278,099
Royce Total Return Fund	5,631,059	3,960,688
Morgan Stanley Small Company Growth Fund	5,008,006	3,441,047
PIMCO Total Return Fund	3,711,510	2,595,363
Putnam Voyager Fund	16,509,748	19,188,356
Putnam Fund for Growth and Income	12,194,200	10,624,388
George Putnam Fund of Boston	5,385,821	4,604,117
Putnam International Equity Fund	4,674,439	1,826,168
Common and collective trust:
Putnam Stable Value Fund	48,291,480	42,449,479
Putnam S&P 500 Index Fund	5,780,032	4,223,877
Common stock:
Potlatch Stock Fund	53,175,871	48,265,201

Investments, at cost:
Participant loans	9,559,517	9,669,764

Total investments	181,767,219	160,937,019

Employer contribution receivable	—	18,528

Net assets available for benefits, at fair value	181,810,215	160,971,699

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	61,562	11,889

Net assets available for benefits	$181,871,777	$160,983,588

See accompanying notes to financial statements.

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Income on fund transactions:
Interest income	$573,707	$452,749
Dividend and other income	25,014,938	4,579,161

	25,588,645	5,031,910

Contributions (note 1):
Employee	8,163,263	7,866,883
Rollovers	75,028	175,456
Employer	2,394,205	2,278,523

	10,632,496	10,320,862

Transfers from other plans	6,556	88,406
Market value appreciation of assets (note 3)	—	2,103,240

Total increases	36,227,697	17,544,418

Less distributions, fees, and transfers to other accounts:
Distributions to participating employees:
Cash	10,250,236	9,695,938
Market value of shares distributed in settlement of employees’ accounts	388,659	253,095
Loan and administrative fees	23,928	36,605
Transfers to other plans	701,954	175,067

	11,364,777	10,160,705

Market value depreciation of assets (note 3)	3,974,731	—

Total decreases	15,339,508	10,160,705

Net increase	20,888,189	7,383,713
Net assets available for benefits:
Beginning of year	160,983,588	153,599,875

End of year	$181,871,777	$160,983,588

See accompanying notes to financial statements.

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of Plan

The following description of the Potlatch Forest Products Corporation Savings Plan for Hourly Employees (the Plan) is provided for general information. Participants should refer to the Plan document and the appendix for the appropriate participating unit for a more complete description of the Plan’s provisions.

The Plan is sponsored and administered by Potlatch Forest Products Corporation (the Company). The Plan is a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. During 2005, the Plan changed trustees from Putnam Fiduciary Trust Company to Mercer Trust Company.

Each eligible hourly employee (as defined in the Plan) who elects to participate in the Plan makes deferred contributions, through regular payroll deductions, equal to any whole percentage of monthly earnings, up to the percentage specified in the appendix applicable to the eligible employee’s participating unit. Participants can also make rollover contributions representing distributions from other qualified plans, subject to certain restrictions. Participants may direct their contributions to be invested in the shares of a variety of registered investment companies (mutual funds) and common collective investment trusts offered by Putnam Investment Management, Inc. (Putnam) and a Potlatch Stock Fund. Participants can change their investment elections on a daily basis, subject to restrictions imposed by mutual fund companies.

The Company makes matching contributions to the Plan on behalf of each plan participant equal to the matching rate (if any) specified in the appendix applicable to the participant’s participating unit. Beginning October 2006, participants may direct employer matching contributions into any of the investment options offered by the Plan. In addition, participants may diversify their employer matching contribution into any of the other investment options. Employee and employer contributions are limited by certain restrictions as defined by the IRC.

A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon.

A participant’s interest in his or her deferred and rollover accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her matching account becomes vested based on the participant’s years of service as defined in the Plan, according to the appendix applicable to the participant’s participating unit. A participant’s matching account will become 100% vested without regard to the participant’s years of service if the Plan terminates or if the participant attains age 65 as an employee of the Company or becomes totally and permanently disabled or dies while an employee. The portion of a participant’s matching account not vested will be forfeited when the participant’s employment terminates. As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year will be credited against the amount of matching contributions for the following year or be used to pay Plan expenses, or a combination thereof. At December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $110,400 and $16,200, respectively. During 2006 and 2005, forfeitures totaling approximately $15,900 and $10,800, respectively, were used to reduce employer contributions.

4	(Continued)

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

Participants may borrow from their fund accounts as provided by the Plan as defined in the Plan documents. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through periodic payroll deductions. Loans outstanding at December 31, 2006 and 2005 bear interest at various rates ranging from 4.0% to 9.5% and mature at various times through April 2020.

On termination of employment, participants can elect to receive payment in a lump sum equal to the participant’s vested interest in his or her account, roll their account balances into an IRA or another employer’s plan, or maintain their accounts in the Plan, subject to certain restrictions.

Plan expenses are generally paid by the Company except to the extent that expenses are paid from participant forfeitures of employer matching contributions. Loan service fees are paid by the participant.

During 2005, the Company purchased a lumber mill at Gwinn, Michigan from Louisiana-Pacific Corporation. Approximately 150 new participants had the option of rolling their accounts into the Plan, in accordance with the Plan document, or applying their former employer’s plan options to their accounts.

During 2006, a new “Base Company Contribution” was implemented for the Company’s approximately 207 hourly employees at its Chicago converting facility in Elwood, Illinois. Hourly employees at the Elwood facility with 60 days of service are entitled to receive an employer contribution equal to 4% of a participant’s eligible earnings per pay period. The employer contribution is subject to the same vesting requirements as the Company match. No employee contribution is required. The Company’s 4% contribution is tracked separately from other Plan contributions and no loans or withdrawals may be made from such funds. Participants, at their discretion, direct the employer and employee contributions into the available investment options per the Plan.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and retroactively restated the statement of net assets for the periods presented. The effect of adopting the FSP had no impact on net assets which have been historically presented at contract value.

5	(Continued)

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

(2)	Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying investments and are valued daily. Investments in common and collective trusts are stated at fair value based on the value of the underlying investments and are expressed in units. The Putnam Stable Value Fund consists primarily of fully benefit-responsive investment contracts. In determining the net assets available for benefits, the Putnam Stable Value Fund is included in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive. The average yield to maturity and crediting interest rate for that fund was approximately 4.6% and 4.7% at December 31, 2006 and 2005, respectively. The Potlatch Stock Fund is stated at fair value based on the quoted market price of the underlying shares of stock held at year end. Participant loans are recorded at cost, which approximates fair value.

Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

The Plan invests in shares of registered investment companies, common and collective trusts and the Potlatch Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

6	(Continued)

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

(3)	Investments

The value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2006	2005
Potlatch Stock Fund	$53,175,871	$48,265,201
Putnam Stable Value Fund	48,291,480	42,449,479
Putnam Voyager Fund	16,509,748	19,188,356
Putnam Fund for Growth and Income	12,194,200	10,624,388
Participant loans	9,559,517	9,669,764

	139,730,816	130,197,188
Other investments	42,036,403	30,739,831

	$181,767,219	$160,937,019

During the years ended December 31, 2006 and 2005, the Plan’s investments appreciated (including gains and losses on investments sold during the year and unrealized gains and losses at the end of the year) as follows:

	Years ended December 31
	2006	2005
Shares in registered investment companies	$1,603,153	$1,422,944
Common and collective trusts	693,322	191,626
Potlatch Stock Fund	(6,271,206)	488,670

	$(3,974,731)	$2,103,240

Information about net assets and significant components of changes in net assets relating to the Potlatch Stock Fund below includes both participant-directed and nonparticipant-directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be nonparticipant-directed for purposes of the following disclosure.

	December 31
	2006	2005
Potlatch Stock Fund	$53,175,871	$48,265,201

7	(Continued)

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

Changes in net assets:

	Years ended December 31
	2006	2005
Dividends, interest and other income	$18,653,533	$531,131
Contributions	2,575,088	2,867,876
Net appreciation	—	488,670
Transfer from (to) participant-directed investments, net	(7,692,745)	1,433,694
Net depreciation	(6,271,206)	—
Benefit payments to participants	(2,068,029)	(2,427,328)
Transfers to other plans, net	(256,670)	(35,872)
Fees and other	(29,301)	(8,558)

	$4,910,670	$2,849,613

Potlatch Corporation common stock represented 29% and 30%, respectively, of net assets at December 31, 2006 and 2005. The fair value of Potlatch Corporation common stock at December 31, 2006 and 2005 was $43.82 and $50.98 per share, respectively.

(4)	Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

(5)	Related Party Transactions

Certain Plan investments are shares of registered investment companies managed by Putnam. Mercer Trust Company, an affiliate of Putnam, is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

(6)	Tax Status

The Internal Revenue Service has determined by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since that date, however management believes that the Plan is designed and continues to operate in compliance with the IRC.

8	(Continued)

Schedule I

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
		Shares in registered investment companies:
	Lord Abbett Funds	Lord Abbett Mid-Cap Value Fund	$6,314,829	$6,593,415
	Artisan Funds	Artisan Mid-Cap Fund	5,057,519	5,252,121
	Royce Funds	Royce Total Return Fund	5,058,305	5,631,059
	Morgan Stanley Funds	Morgan Stanley Small Company Growth Fund	4,908,209	5,008,006
	PIMCO Funds	PIMCO Total Return Fund	3,779,728	3,711,510
*	Putnam Investments	Putnam Voyager Fund	17,821,884	16,509,748
*	Putnam Investments	Putnam Fund for Growth and Income	11,790,010	12,194,200
*	Putnam Investments	George Putnam Fund of Boston	5,219,451	5,385,821
*	Putnam Investments	Putnam International Equity Fund	4,077,784	4,674,439

		Common and collective trusts:
*	Putnam Investments	Putnam S&P 500 Index Fund	4,710,965	5,780,032
*	Putnam Investments	Putnam Stable Value Fund	48,353,042	48,291,480

		Common stock:
*	Potlatch Corporation	Potlatch Stock Fund	47,279,391	53,175,871

*	Plan participants	Participant loans with interest from 4.0% to 9.5% and mature at various times through April 2020.	—	9,559,517

		Total investments		$181,767,219

*	Represents a party-in-interest at December 31, 2006.

See accompanying report of independent registered public accounting firm.

Schedule II

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2006

Identity of party involved	Description of investment	Purchase cost	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Individual transactions representing 5% of net assets at the beginning of the year:

* Purchases (Dividends)	Potlatch Stock Fund	15,923,285	—	—	15,923,285	—

Series of transactions representing 5% of net assets at the beginning of the year:

* 317 Purchases	Potlatch Stock Fund	32,238,717	—	—	32,238,717	—
* 562 Sales	Potlatch Stock Fund	—	21,056,840	21,918,293	21,056,840	(861,453)

*	Represents a party-in-interest at December 31, 2006.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Potlatch Forest Products Corporation Savings Plan for Hourly Employees

By	/S/ Terry L. Carter
Terry L. Carter, Controller Potlatch Corporation and Potlatch Forest Products Corporation

Date: June 5, 2007

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Exhibit Index

Exhibit
Consent of Independent Registered Public Accounting Firm	(23)